MASONITE INTERNATIONAL CORPORATION

201 N. FRANKLIN ST., SUITE 300

TAMPA, FL 33602

TELEPHONE: (800) 895-2723

FACSIMILE: (813) 739-0204

VIA EDGAR

September 6, 2013

Jay Ingram

Asia Timmons-Pierce

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Masonite International Corporation’s
Registration Statement on Form S-1, File No. 333-186931 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Masonite International Corporation (the “Company”) hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2013, as amended on April 8, 2013, April 26, 2013 and May 15, 2013, together with all exhibits thereto.

The Registration Statement was filed in connection with the proposed initial public offering by the Company of its common shares. The Company has determined to pursue a listing on the New York Stock Exchange, and related registration of its common shares under Section 12(b) of the Securities Exchange Act, without conducting a public offering of securities. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to call the undersigned at (813) 739-4074 or Joseph H. Kaufman of Simpson Thacher & Bartlett LLP at (212) 455-2948 with any questions you may have regarding this matter.

Very truly yours,

Masonite International Corporation

By:	/s/ Robert E. Lewis, Esq.
Robert E. Lewis Senior Vice President, General Counsel and Secretary

cc:	Via Facsimile

Joseph H. Kaufman, Simpson Thacher & Bartlett LLP